

SEC ... COMMISSION ... 549

02003533



| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: September 30, 1998<br>Estimated average burden<br>hours per response . . . 12.00 |

| SEC FILE NUMBER |
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| 8-53026 |



# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

MOLECULAR SECURITIES INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Rockefeller Center - 20th Floor
(No. and Street)

| New York | New York | 10111 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James F. Betz — (917) 593-2770
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf Weissman CPA's, P.C.
(Name - if individual, state last, first, middle name)

| 1 Penn Plaza Suite 2410 | New York | NY | 10119 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)



**MOLECULAR SECURITIES INC.**
**(SEC. I.D. No. 8-53026)**

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

***********

Filed in accordance with Rule 17a5(e)(3)
Under the Securities Exchange Act of 1934
As a PUBLIC DOCUMENT

**WOLF WEISSMAN CPA's, P.C.**
**1 PENN PLAZA • SUITE 2410 •**
**NEW YORK, NY 10119**
**(212) 967-7300 • FAX (212) 643-9047**

***IRWIN* WOLF, CPA**
**GARY P. WEISSMAN, CPA**
**MITCHELL ATTAS, CPA**

## INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Molecular Securities Inc.

We have audited the accompanying statement of financial condition of Molecular Securities Inc. (the "Company"), formally Lipe Securities Inc., as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with accounting principles generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion such statement of financial condition presents fairly, in all material respects, the financial position of Molecular Securities Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Wolf Weissman CPA's P.C.

New York, New York
February 27, 2002

# MOLECULAR SECURITIES INC.

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2001

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $43,386 |
| Accounts receivable | 856,930 |
| Other assets | 13,303 |
| TOTAL ASSETS | $913,619 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

| | |
|---|---|
| Accounts payable and accrued expenses | $21,600 |
| Due to parent | 6,930 |
| Deferred taxes | 355,519 |
| Total Liabilities | 384,049 |

STOCKHOLDER'S EQUITY:

| | |
|---|---|
| Common stock (1,000 shares authorized, at par value $0.01 per share; 1,000 shares outstanding) | 10 |
| Additional paid-in capital | 104,990 |
| Retained earnings | 424,570 |
| Total Stockholder's Equity | 529,570 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $913,619 |

See notes to financial statements.

# MOLECULAR SECURITIES INC.

## NOTES TO FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2001

---

### 1. NATURE OF OPERATIONS

Molecular Securities Inc. (the "Company") is a wholly-owned subsidiary of Molecular Group Inc. (the "Parent"and formally known as Lipe & Co.). The Company was incorporated on November 3, 2000. The Company is registered as a broker/dealer pursuant to the Securities Exchange Act of 1934 ("the 1934 Act") and is a member of the National Association of Securities Dealers ("NASD"). The Company renders financial advisory services to selected clients with respect to merger and acquisition transactions ("M & A"). During the year ended December 31, 2001, the company's fee income was derived from one M & A advisory service agreement.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Company are summarized as follows:

***Basis of Accounting*** – The Company maintains its accounts and prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (hereinafter referred to as "generally accepted accounting principles").

***Use of Estimates in the Preparation of Financial Statements*** – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Income Recognition*** – Income is recognized at the time the M & A transaction is completed.

***Cash and Cash Equivalents*** – The Company considers cash in the bank and all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

## 3. RELATED PARTY TRANSACTIONS

Due to the parent represents expenses paid on behalf of the Company in 2001. This amount will be billed to the Company in 2002.

## 4. INCOME TAXES

Income taxes are accounted for in accordance with SFAS No. 109, *Accounting for Income Taxes,* which requires that deferred taxes be provided for all temporary differences between the book and tax basis of assets and liabilities.

Components of the provision for income taxes included in the statement of income are as follows:

| | |
|---|---|
| Current: | |
| Federal | $ 0 |
| State and local | 0 |
| Total | 0 |
| Deferred: | |
| Federal | (218,718) |
| State/City | (136,801) |
| Total | (355,519) |
| Total: | $(355,519) |

The total tax provision differs from that which would be computed using statutory rates principally because of state and local income taxes.

As of December 31, 2001, the Company had a deferred tax liability of $355,519. Deferred income taxes reflect the tax effects of temporary differences in the recognition of income and expense for income tax and financial reporting purposes. The principal items generating such temporary differences related to the fact that the Company files its tax returns on a cash basis and the books are recorded on the accrual basis.

In January 2002 the Company applied to be taxed under the provisions of Subchapter S of the Internal Revenue Code. As of the date of this report the election has not been approved. Under those provisions, if approved, the Company will not pay federal or

state corporate income taxes (except New York State franchise tax) on its taxable income. Instead, the stockholder is liable for individual federal and state income taxes on his respective shares. New York City does not recognize the S election. The Company will therefore be subject to New York City corporate income taxes. As a result, the Company's tax obligation may change.

## 5. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15C 3-1 of the Securities Exchange Act of 1934 which requires that the Company maintain minimum net capital, as defined, of $5,000 or one fifteenth of aggregate indebtedness, whichever is greater. Net capital and aggregate indebtedness may change day to day, but as of December 31, 2001 the Company's net capital exceeded this requirement by $9,856.

## 6. EMPLOYEE BENEFIT PLANS

The Company currently does not offer an employee benefit plan.

## 7. CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank accounts, which, at times may exceed federally insured limits. The Company has not experienced any losses in such accounts for the year ended December 31, 2001.

## 8. COMMITMENTS

The Company has an office service agreement (the "Agreement") whereby it leases office space, administrative services and telephone equipment. This Agreement has a base monthly charge of approximately $5,800. (Previously the Company paid $3,600). The agreement may be canceled by either party upon three months notification. Rent and ancillary expenses incurred during the year amounted to approximately $45,407. A security deposit, amounting to $13,010, has been paid to the owner of the facility. The deposit is included in other assets.

# Independent Auditor's Report on Internal Accounting Control Required By SEC Rule 17a-5

The Stockholder
Molecular Securities Inc.
New York, New York

In planning and performing our audit of the financial statements of Molecular Securities Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in any of the following:

- Making the quarterly securities examinations, counts, verifications and comparisons.
- Recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissioner's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation to future periods is subject to the risk that they may become inadequate because of changed in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Molecular Securities Inc, to achieve all the divisions of duties and crosschecks generally included in an internal control and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Wolf Weissman CPA's P.C.

New York, New York
February 27, 2002